Exhibit 77D for 12/31/2007 Annual Forms N-SAR: Policies with respect to security investments

First Trust/Aberdeen Global Opportunity Income Fund

Prior to April 29, 2007, the Fund was permitted to engage in currency hedging transactions only for portfolio hedging transactions involving portfolio positions. At a meeting held on February 21, 2007, the Board of Trustees of the Fund adopted a policy to permit the Fund to engage in currency transactions to hedge interest rate and currency risks associated with the Fund's borrowings. This change in policy was not required to be, and was not, approved by the shareholders of the Fund. The new policy was changed by the Board of Trustees without shareholder approval. The new policy went into effect on April 29, 2007.